SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

Commission File Number 000-29872

ATI TECHNOLOGIES INC.
 (Translation of Registrant's Name into English)

1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
 (Address of Principal Executive Offices)

            Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                          Form 20-F                 Form 40-F    X

            Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                     Yes                         No    X

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INDEX

Document	Page Number

Press Release dated October 14, 2005	3

Signature Page	5

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ATI TECHNOLOGIES INC.	1 Commerce Valley Drive East Markham, Ontario Canada L3T 7X6	Telephone: (905) 882-2600 Facsimile: (905) 882-2620 www.ati.com

For Information:
Chris Evenden, Director, Public Relations
(905) 882-2629, cevenden@ati.com

KY Ho and Betty Ho Insider Trading Allegations Dismissed By Ontario Securities Commission

MARKHAM – October 14, 2005 – The Ontario Securities Commission has dismissed allegations of insider trading made against KY Ho, Chairman of ATI Technologies Inc., (TSX: ATY, NASDAQ:ATYT). The allegations made against his wife, Betty Ho, were also dismissed.

“We’re delighted that KY has been found innocent,” said Dave Orton, CEO and President of ATI. “The findings of fact underline the belief that the company has held in this matter, that KY has always operated with honesty and integrity.”

ATI Technologies is one of Canada’s most successful technology businesses and one of only two on the NASDAQ 100. ATI celebrated its twentieth birthday this August, and is now a US$2.2bn (about C$2.6bn) company with over 2,200 employees in Canada, out of 3,400 worldwide.

About ATI Technologies

ATI Technologies Inc. is the world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions. An industry pioneer since 1985, ATI is the world’s foremost graphics processing unit (GPU) provider and is dedicated to delivering leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top and digital television, game console and handheld device markets. With 2004 revenues of approximately US $2 billion, ATI has more than 3,400 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange (ATY).

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KY Ho and Betty Ho Insider Trading Allegations Dismissed By Ontario Securities Commission

Copyright 2005 ATI Technologies Inc. All rights reserved. ATI and ATI product and product feature names are trademarks and/or registered trademarks of ATI Technologies Inc. All other company and product names are trademarks and/or registered trademarks of their respective owners. Features, pricing, availability and specifications are subject to change without notice.

For media or industry analyst support, visit our Web site at http://www.ati.com

Other ATI Contacts:

Trevor Campbell, Director, Porter Novelli Canada, at (416) 422-7202, or trevor.campbell@porternovelli.com

For investor relations support, please contact:

Zev Korman, Investor Relations, ATI Technologies Inc., at (905) 882-2600, Ext. 3670, or zev@ati.com

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATI TECHNOLOGIES INC.

Date: October 17, 2005	By:	/s/ Richard Brait Name: Richard Brait Title: General Counsel

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